Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 333-156117

Date: January 22, 2009

RUSORO MINING LTD. OFFER TO

PURCHASE ALL OF THE OUTSTANDING

EQUITY OF GOLD RESERVE INC.

CUSIP: 380 68N 108

**VERY IMPORTANT REMINDER**

TENDER TODAY

Rusoro Mining Ltd. (“Rusoro” or the “Offeror”), hereby gives notice that it is amending and supplementing its offer dated December 15, 2008 (the ‘‘Offer’’) to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Class A common shares (the “Gold Reserve Shares”) of Gold Reserve Inc. (“Gold Reserve”), and all of the issued and outstanding equity units (the “Gold Reserve Equity Units” and together with the Gold Reserve Shares, the “Gold Reserve Equity”) of Gold Reserve, and including any Gold Reserve Equity that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Gold Reserve (other than the SRP Rights, as hereinafter defined) that are convertible into or exchangeable or exercisable for Gold Reserve Equity, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Gold Reserve.

Each holder of Gold Reserve Equity will receive three common shares of Rusoro (each a “Rusoro Share”) for each Gold Reserve Share or Gold Reserve Equity Unit properly deposited under the Offer, subject to adjustments for fractional shares.

The Offer has been extended and is now open for acceptance until 5:00 p.m. (Eastern Time), on February 18, 2009, unless the Offer is further extended or withdrawn.

Based on the closing price of the Rusoro Shares on the TSX Venture Exchange (“TSXV”) on December 12, 2008, the Offer represents a premium of approximately 140% over the closing price of the Gold Reserve Shares on the Toronto Stock Exchange (“TSX”) for the same date.

Based on the volume-weighted average price of the Rusoro Shares on the TSXV for the 30 trading days ended December 12, 2008, the Offer represents a premium of approximately 209% over the volume-weighted average price of the Gold Reserve Shares on the TSX for the same period.

Based on the closing price of Rusoro shares on the TSX Venture Exchange on January 19, 2009, the date the extension to the Offer was announced, the Offer represents a value to Gold Reserve shareholders of C$2.01 per Gold Reserve share.

CDS has requested that all tenders be submitted to them before

5:00p.m. (Eastern time) on February 18, 2009

For assistance in tendering your Gold Reserve Equity, please contact:

Jeffery Carrabs

Account Executive

416-874-0328

MORE INFORMATION AND WHERE TO FIND IT:

This notice does not constitute an offer to buy or an invitation to sell, any of the securities of Rusoro or Gold Reserve.  Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and an offer to purchase and circular filed with Canadian securities regulatory authorities.  Rusoro has filed with the SEC a Registration Statement on Form F-10, a Tender Offer Statement on Schedule TO and other documents and information, and has mailed an Offer and Circular and Notice of Variation, (each of which is filed as an exhibit to the Registration Statement and Tender Offer Statement) to Gold Reserve shareholders and equity unit holders (collectively, the “Equityholders”) concerning the Offer and the proposed combination of Rusoro and Gold Reserve.  GOLD RESERVE EQUITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, TENDER OFFER STATEMENT, OFFER AND CIRCULAR AND NOTICE OF VARIATION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE

THEY CONTAIN IMPORTANT INFORMATION.  Investors and Gold Reserve Equityholders may obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by Rusoro are available free of charge from Rusoro. You should direct requests for documents to the Corporate Secretary, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1B1, telephone (604) 632-4044.